Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

TravelCenters of America Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	1,298,622,790.00	0.00011020	143,108.23
Fees Previously Paid	$0		$0
Total Transaction Valuation	1,298,622,790.00
Total Fees Due for Filing			143,108.23
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			143,108.23

(1)	Aggregate number of securities to which the transaction applies:

As of March 21, 2023, the maximum number of shares of common stock, par value $0.001 per share of the Registrant (“common stock”) to which this transaction applies is estimated to be 15,100,265 (including 551,539 shares of common stock underlying outstanding restricted shares of the Registrant), which may be entitled to receive the merger consideration (as defined in the Registrant’s proxy statement on Schedule 14A) of $86.00.

(2)	Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Estimated solely for the purposes of calculating the filing fee, as of March 21, 2023, the underlying value of the transaction was calculated as the product of 15,100,265 shares of common stock and the merger consideration of $86.00.

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by .00011020.